

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 24, 2017

Kevin B. Williams
Chief Executive Officer
Wellspring Aerospace International, Inc.
3933 Clayton Road West
Fort Worth, TX 76116

>   **Re: Wellspring Aerospace International, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed April 5, 2017**
>   **File No. 333-214925**

Dear Mr. Williams:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2016 letter.

Market and Industry Data, page 3

1. We note your response to our prior comment 3 and reissue. You state that you cannot provide any assurance regarding the accuracy or completeness of the information provided by third-party sources. You are responsible for all of the information you include in your registration statement. Please revise this statement accordingly.

Transactions with Related Persons, page 47

2. We note your response to our prior comment 13 and reissue in part. Please identify the related party that made the $17,500 loan to the company in January 2017.

Management's Discussion and Analysis

Going Concern, page 37

3. Please revise your disclosure to refer to the correct period of your audited financial statements. We note a similar disclosure on page 6 where you refer to your auditors report for the period ended March 31, 2017. Please revise accordingly.

Exhibit 23.1

4. Please ensure the consent references the appropriate amendment to the S-1.

You may contact Abe Friedman at 202-551-8298 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or me at 202-551-3217 with any other questions.

Sincerely,

/s/ J. Nolan McWilliams

J. Nolan McWilliams
Attorney-Advisor
Office of Transportation and Leisure

cc: Michael J. Morrison, Chtd.